UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K / A

AMENDMENT NO. 1 TO
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) NOVEMBER 13, 2009

FPIC INSURANCE GROUP, INC.

(Exact Name of Registrant as Specified in its Charter)

FLORIDA
(State or Other Jurisdiction of Incorporation)

1-11983	**59-3359111**
(Commission file number)	(IRS Employer Identification No.)

1000 RIVERSIDE AVENUE, SUITE 800
JACKSONVILLE, FLORIDA 32204
(Address of Principal Executive Offices)
(904) 354-2482
(Registrant's Telephone Number, Including Area Code)
www.fpic.com

NOT APPLICABLE
(Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets

On November 13, 2009, FPIC Insurance Group, Inc. ("FPIC") filed a Current Report on Form 8-K reporting the acquisition of Advocate, MD Financial Group Inc., a Nevada corporation ("Advocate, MD"). This amendment number 1 amends Item 9.01 of the subject Current Report on Form 8-K to provide the financial statements and pro forma financial information as set forth in Item 9.01.

Item 9.01   Financial Statements and Exhibits

(C) EXHIBITS:

The exhibits listed in the accompanying Exhibit Index are filed as part of this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FPIC INSURANCE GROUP, INC.

January 27, 2010

By: /s/ Charles Divita, III

Charles Divita, III
Chief Financial Officer

FPIC INSURANCE GROUP, INC.

EXHIBIT INDEX TO FORM 8-K

Exhibit 23.1   Consent of Calhoun, Thomson + Matza, LLP

Exhibit 99.1   Unaudited consolidated financial statements of Advocate, MD as of and for the nine months ended September 30, 2009.
- Unaudited consolidated balance sheet as of September 30, 2009.
- Unaudited consolidated statements of operations for the nine months ended September 30, 2009 and 2008.
- Unaudited consolidated statement of changes in stockholders' equity for the nine months ended September 30, 2009.
- Unaudited consolidated statements of cash flows for the nine months ended September 30, 2009 and 2008.
- Notes to the unaudited consolidated financial statements.

Exhibit 99.2   Audited consolidated financial statements of Advocate, MD as of and for the year ended December 31, 2008.
- Report of Independent Auditor.
- Consolidated balance sheet as of December 31, 2008.
- Consolidated statement of operations for the year ended December 31, 2008.
- Consolidated statement of changes in stockholders' equity for the year ended December 31, 2008.
- Consolidated statement of cash flows for the year ended December 31, 2008.
- Notes to the consolidated financial statements.

Exhibit 99.3   Unaudited pro forma condensed combined financial statements of FPIC as of and for the nine months ended September 30, 2009.
- Unaudited pro forma condensed combined statement of financial position as of September 30, 2009.
- Unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2009.
- Unaudited pro forma condensed combined statement of income for the year ended December 31, 2008.
- Notes to the unaudited pro forma financial information.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-72601, 333-72599, 333-09365, 333-09375, 333-125929, 333-125931, 333-125934 and 333-130583) of FPIC Insurance Group, Inc. of our report dated May 29, 2009 and November 13, 2009 relating to the consolidated financial statements of Advocate, MD Financial Group Inc., which appears in this Current Report on Form 8-K/A.

January 27, 2010   /s/ Calhoun, Thomson + Matza, LLP
                                                         Austin, Texas

Form 8-K: 5

EXHIBIT 99.1

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands, except shares authorized, issued and outstanding)		As of September 30, 2009	As of December 31, 2008
Assets			
Cash and invested assets			
Bonds, available for sale, at fair value	$	71,260	61,711
Common stock, at fair value		1,497	1,040
Cash and cash equivalents		5,957	4,461
Total cash and invested assets		78,714	67,212
Federal income tax receivable		754	1,248
Investment income due and accrued		542	626
Ceded unearned premiums		1,626	1,069
Reinsurance recoverable		5,110	4,869
Premiums receivable		4,219	3,098
Deferred policy acquisition costs		4,430	3,541
Special deposits		120	118
Deferred taxes, net of deferred tax valuation allowance		—	659
Property and equipment, net		605	815
Prepaid expenses and other assets		444	465
Total assets	$	96,564	83,720
Liabilities and Stockholders' Equity			
Liabilities			
Senior secured notes payable	$	9,000	9,000
Losses and loss adjustment expenses		39,458	32,542
Unearned premiums		14,983	13,638
Advance premiums		946	910
Other accrued expenses		2,683	342
Commissions payable		338	317
Ceded reinsurance payable		1,801	2,041
Deferred taxes, net of deferred tax valuation allowance		129	—
Premiums taxes payable		56	72
Total liabilities		69,394	58,862
Commitments and contingencies			
Stockholders' equity			
Series A convertible preferred stock, $0.005 par value; 6,000,000 shares authorized; 3,884,999 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively		19	19
Series B convertible preferred stock $0.005 par value; 6,000,000 shares authorized, 3,634,643 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively		18	18
Common stock, $0.005 par value; 100,000,000 shares authorized, 4,180,300 shares issued and outstanding as of September 30, 2009 and December 31, 2008, respectively		22	22
Additional paid-in capital		8,206	8,206
Accumulated other comprehensive income (loss), net of tax		1,060	(345)
Retained earnings		17,845	16,938
Total stockholders' equity		27,170	24,858
Total liabilities and stockholders' equity	$	96,564	83,720

See the accompanying notes to the unaudited consolidated financial statements.

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)		For the Nine Months Ended	
		September 30, 2009	September 30, 2008
Underwriting income:			
Premiums earned	$	18,069	15,701
Underwriting expenses:			
Losses incurred		3,935	(128)
Loss expenses incurred		8,873	2,690
Other underwriting expenses incurred		6,852	5,510
Amortization of deferred policy acquisition costs		(889)	(486)
Profit share from reinsurers		268	—
Total underwriting expenses		19,039	7,586
Net underwriting (loss) gain		(970)	8,115
Net investment income earned		2,941	2,069
Interest expense		(163)	(306)
Realized gain from Mississippi Medical Availability Plan ("MMAP") assumption reinsurance		—	2,967
Other expense		6	(7)
Net income before federal income tax expense		1,814	12,838
Federal income tax expense (benefit):			
Current		924	3,820
Deferred		(17)	—
Total federal income tax expense		907	3,820
Net income	$	907	9,018

See the accompanying notes to the unaudited consolidated financial statements.

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

				(in thousands)				
	Preferred Stock	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance, December 31, 2008	$ 37	22	8,206	—	16,938	(345)	24,858
Unrealized gain on bonds and stock, net of tax	—	—	—	—	—	1,405	1,405
Net income	—	—	—	—	907	—	907
Balance, September 30, 2009	$ 37	22	8,206	—	17,845	1,060	27,170

See the accompanying notes to the unaudited consolidated financial statements.

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)	For the Nine Months Ended	
	September 30, 2009	September 30, 2008
Operating Activities		
Net income	$ 907	9,018
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	249	250
Gain on bond sales	(62)	(180)
Stock compensation expense	—	6
Deferred income taxes	17	(1,172)
Changes in operating assets and liabilities		
Prepaid expenses and other assets	21	(133)
Premiums receivable	(1,121)	(1,164)
Deferred policy acquisition costs	(889)	(486)
Federal income tax receivable	494	—
Investment income due and accrued	84	(93)
Reinsurance recoverable	(241)	(3,399)
Profit share receivables	—	241
Deposits and other non-current assets	(2)	(49)
Ceded unearned premiums	(557)	1,178
Other accrued expenses	2,341	670
Unearned and advance premiums	1,381	2,885
Losses and loss adjustment expenses	6,916	14,954
Commissions payable	21	299
Ceded reinsurance payable	(240)	—
Federal income tax payable	—	851
Premium taxes payable	(16)	(51)
Net cash provided by operating activities	9,303	23,625
Investing Activities		
Purchase of long-term investments, net of maturities	(34,415)	(25,788)
Return of principle on long-term investment pools and sale of long-term investments	26,675	11,450
Purchase of property and equipment, net of retirements	(55)	(39)
Net cash used in investing activities	(7,795)	(14,377)
Financing Activities		
Proceeds from issuance of senior debt	—	4,000
Purchase of treasury stock	—	(5,120)
Other	(12)	(2)
Net cash used in financing activities	(12)	(1,122)
Net increase in cash and cash equivalents	1,496	8,126
Cash and cash equivalents at beginning of year	4,461	5,519
Cash and cash equivalents at end of year	$ 5,957	13,645
Supplemental disclosures:		
Interest paid	$ 163	306
Income taxes paid	$ 430	4,533
Purchase net assets of MMAP	$ —	6,500

See the accompanying notes to the unaudited consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Advocate, MD Financial Group Inc. ("Advocate, MD") is a State of Nevada stock company formed to provide property/casualty insurance and other insurance services. Its wholly-owned subsidiary Advocate, MD Insurance of the Southwest, Inc. (the "Insurance Company") received its Certificate of Authority from the Texas Department of Insurance and operations began in May 2004. In March 2008, Advocate, MD became a licensed insurer in Mississippi. The Insurance Company primarily underwrites professional liability coverage to physicians solely in the states of Texas and Mississippi. The Company also writes professional liability and general liability in Mississippi for hospitals. Its wholly-owned subsidiary Advocate Agency Services, Inc. is an inactive MGA insurance agency that generates commission income from the Insurance Company's income protection product.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Advocate, MD and its wholly-owned subsidiaries Advocate, MD Insurance of the Southwest, Inc. and Advocate Agency Services, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

DEFERRED POLICY ACQUISITION COSTS

The costs, to the extent recoverable, of acquiring and renewing business are capitalized and amortized over the effective period of the related insurance policies in-force.

PREMIUMS

Policies written are generally for a one-year term and are recorded as earned on a daily pro rata basis over the life of the policy. Policies are written on a claims-made basis with tail coverage provided upon termination. Unearned premiums are that portion of premiums written which are applicable to the unexpired terms of the policies in force.

ADVANCE PREMIUMS

Premiums received for policies not yet issued or effective are included in advance premiums on the liability section of the consolidated balance sheet.

STATEMENT OF CASH FLOWS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

The reserves for losses and loss adjustment expenses (LAE) represent management's estimate of the estimated ultimate net cost of all reported and unreported losses incurred. The reserves for unpaid losses and LAE were based on the best data available to management; however, because of the lack of historical experience, those estimates are subject to a significant degree of inherent variability. Although management believes that the estimate of the liability for loss and LAE expenses is reasonable in the circumstances, it is possible that Advocate, MD's actual incurred losses and LAE will not conform to the assumptions inherent in the determination of the reserves; accordingly, the ultimate settlement of losses and the related LAE may vary significantly from the estimates included in the consolidated financial statements. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

Advocate, MD reviews the carrying values of its long-lived and identifiable intangibles assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell.

INCOME TAXES

Income taxes are accounted for in accordance with guidance established by the Financial Accounting Standards Board ("FASB"). Such guidance requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Measurement of the deferred tax items are based on enacted laws at the time of preparation of the financial statements. To the extent a deferred tax asset is recognized, a valuation allowance is established when it is more likely than not that some or the entire deferred tax asset will not be realized.

REINSURANCE

Advocate, MD accounts for reinsurance in accordance with guidance established by the FASB.   Such guidance establishes conditions required for a contract to be accounted for as reinsurance and prescribes accounting and reporting standards for reinsurance contracts. Additionally, it requires reinsurance recoverables (including amounts related to losses incurred but not reported) and prepaid reinsurance premiums to be reported as assets. Estimated reinsurance recoverables are to be recognized in a manner consistent with the liabilities relating to the underlying reinsured contracts. Reinsurance premiums, profit share distributions and commissions are recorded based on management's best estimate of the ultimate amounts to be incurred.

Advocate, MD Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (unaudited)

INVESTMENTS

The FASB guidance on accounting for investments in debt and equity securities requires that certain securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized costs on the consolidated balance sheets. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities and reported at fair value. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with the unrealized gains and losses, net of deferred taxes, reported as a separate component of equity.

Advocate, MD has classified all its investments as available-for-sale.

Premiums and discounts paid are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Realized investment gains and losses are reported in income using the specific identification method. When impairment of the value of an investment security is considered other than temporary, the decrease in value is reported in the statement of operations as a realized investment loss, and a new cost basis is established.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful life of three to five years. Maintenance and repairs are charged to expense when incurred. Significant renewals and betterments are capitalized. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in other income (expense) in the consolidated statements of operations.

STOCK-BASED COMPENSATION

Advocate, MD accounts for stock-based compensation programs in accordance with the guidance established by the FASB. Such guidance requires Advocate, MD to recognize in its financial statements the cost of consultant services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. To measure the fair value of stock options granted to consultants, Advocate, MD uses the Black-Scholes option-pricing model, which incorporates various assumptions, including expected volatility, expected life, and risk-free rates of return. The expected volatility assumptions we used are based on the volatilities of comparable companies.

3. SUBSEQUENT EVENTS

ACQUISITION OF THE COMPANY

On November 13, 2009, First Professionals Insurance Company, Inc., which is wholly-owned by FPIC Insurance Group, Inc. ("FPIC"), purchased all of the outstanding stock of Advocate, MD under the terms of a stock purchase agreement. The total consideration for Advocate, MD was comprised of $33.6 million in cash at closing and up to $12.0 million in additional consideration contingent upon the performance of Advocate, MD during the two-year period following closing.   In connection with the transaction, FPIC also retired all of Advocate, MD's outstanding bank debt, totaling $9.0 million.

EXHIBIT 99.2

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008

REPORT OF INDEPENDENT AUDITOR

Board of Directors

Advocate, MD Financial Group, Inc.

Austin, Texas

We have audited the accompanying consolidated balance sheet of Advocate, MD Financial Group, Inc. (the "Company") and Subsidiaries as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advocate, MD Financial Group, Inc. and Subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Austin, Texas   Calhoun, Thomson and Matza, LLP

May 29, 2009

November 13, 2009 (Note 17)

Form 8-K: 16

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands, except shares authorized, issued and outstanding)		As of December 31, 2008
Assets		
Cash and invested assets		
Bonds, available for sale, at fair value	$	61,711
Common stock, at fair value		1,040
Cash and cash equivalents		4,461
Total cash and invested assets		67,212
Federal income tax receivable		1,248
Investment income due and accrued		626
Ceded unearned premiums		1,069
Reinsurance recoverable		4,869
Premiums receivable		3,098
Deferred policy acquisition costs		3,541
Special deposits		118
Deferred taxes, net of deferred tax valuation allowance		659
Property and equipment, net		815
Prepaid expenses and other assets		465
Total assets	$	83,720
Liabilities and Stockholders' Equity		
Liabilities		
Senior secured notes payable	$	9,000
Losses and loss adjustment expenses		32,542
Unearned premiums		13,638
Advance premiums		910
Other accrued expenses		342
Commissions payable		317
Ceded reinsurance payable		2,041
Premium taxes payable		72
Total liabilities		58,862
Commitments and contingencies (Notes 5,10 and 11)		
Stockholders' equity		
Series A convertible preferred stock, $0.005 par value; 6,000,000 shares authorized; 3,884,999 shares issued and outstanding		19
Series B convertible preferred stock $0.005 par value; 6,000,000 shares authorized, 3,634,643 shares issued and outstanding		18
Common stock, $0.005 par value; 100,000,000 shares authorized, 4,180,300 shares issued and outstanding		22
Additional paid-in capital		8,206
Accumulated other comprehensive loss, net of tax		(345)
Retained earnings		16,938
Total stockholders' equity		24,858
Total liabilities and stockholders' equity	$	83,720

See the accompanying notes to the consolidated financial statements.

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)		For the Year Ended December 31, 2008
Underwriting income:		
Premiums earned	$	22,508
Underwriting expenses:		
Losses incurred		1,275
Loss expenses incurred		4,651
Other underwriting expenses incurred		7,193
Amortization of deferred policy acquisition costs		(764)
Profit share from reinsurers		(200)
Total underwriting expenses		12,155
Net underwriting gain		10,353
Net investment income earned		2,888
Interest expense		(419)
Realized gain from MMAP assumption reinsurance		2,967
Other expense		(23)
Net income before federal income tax expense		15,766
Federal income tax expense (benefit):		
Current		5,362
Deferred		(251)
Total federal income tax expense		5,111
Net income	$	10,655

See the accompanying notes to the consolidated financial statements.

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

						(in thousands)	
	Preferred Stock	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance, December 31, 2007	$ 53	22	13,315	—	6,283	146	19,819
Purchase treasury stock	—	—	—	(5,120)	—	—	(5,120)
Unrealized loss on bonds and stocks, net of tax	—	—	—	—	—	(491)	(491)
Cancellation of treasury stock	(16)	—	(5,104)	5,120	—	—	—
Warrants repurchased and cancelled	—	—	(5)	—	—	—	(5)
Net income	—	—	—	—	10,655	—	10,655
Balance, December 31, 2008	$ 37	22	8,206	—	16,938	(345)	24,858

See the accompanying notes to the consolidated financial statements.

ADVOCATE, MD FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)		For the Year Ended December 31, 2008
Operating Activities		
Net income	$	10,655
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		343
Loss on bond sales		12
Stock compensation expense		18
Amortization of bond premium and discount		107
Deferred income taxes		(172)
Changes in operating assets and liabilities		
Prepaid expenses and other assets		(200)
Premiums receivable		(833)
Deferred policy acquisition costs		(764)
Federal income tax receivable		(1,248)
Investment income due and accrued		(169)
Reinsurance recoverable		(2,765)
Profit share receivables		41
Deposits and other non-current assets		(52)
Ceded unearned premiums		(74)
Other accrued expenses		82
Unearned and advance premiums		2,417
Losses and loss adjustment expenses		13,596
Commissions payable		219
Ceded reinsurance payable		2,041
Federal income tax payable		(383)
Premium taxes payable		12
Net cash provided by operating activities		22,883
Investing Activities		
Purchase of long-term investments, net of maturities		(39,923)
Return of principle on long-term investment pools and sale of long-term investments		17,186
Purchase of property and equipment, net of retirements		(62)
Net cash used in investing activities		(22,799)
Financing Activities		
Proceeds from issuance of senior debt		4,000
Purchase of treasury stock		(5,120)
Other		(23)
Net cash used in financing activities		(1,143)
Net decrease in cash and cash equivalents		(1,059)
Cash and cash equivalents at beginning of year		5,520
Cash and cash equivalents at end of year	$	4,461
Supplemental disclosures:		
Interest paid	$	419
Income taxes paid	$	7,290
Purchase net assets of MMAP	$	6,500

See the accompanying notes to the consolidated financial statements.

Advocate, MD Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (dollars in thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

Advocate, MD Financial Group Inc. ("Advocate, MD" or "Company") is a State of Nevada stock company formed to provide property/casualty insurance and other insurance services. Its wholly-owned subsidiary Advocate, MD Insurance of the Southwest, Inc. (the "Insurance Company") received its Certificate of Authority from the Texas Department of Insurance and operations began in May 2004. In March 2008, Advocate, MD became a licensed insurer in Mississippi. The Insurance Company primarily underwrites professional liability coverage to physicians solely in the states of Texas and Mississippi. The Company also writes professional liability and general liability in Mississippi for hospitals. Its wholly-owned subsidiary Advocate Agency Services, Inc. ("AIS") is an inactive MGA insurance agency that generates commission income from the Insurance Company's income protection product.

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Advocate, MD Insurance of the Southwest, Inc. and Advocate Agency Services, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

DEFERRED POLICY ACQUISITION COSTS

The costs, to the extent recoverable, of acquiring and renewing business are capitalized and amortized over the effective period of the related insurance policies in-force.

PREMIUMS

Policies written are generally for a one-year term and are recorded as earned on a daily pro rata basis over the life of the policy. Policies are written on a claims-made basis with tail coverage provided upon termination. Unearned premiums are that portion of premiums written which are applicable to the unexpired terms of the policies in force.

ADVANCE PREMIUMS

Premiums received for policies not yet issued or effective are included in advance premiums on the liability section of the consolidated balance sheet.

STATEMENT OF CASH FLOWS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Notes to the Consolidated Financial Statements (dollars in thousands)

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

The reserves for losses and loss adjustment expenses (LAE) represent management's estimate of the estimated ultimate net cost of all reported and unreported losses incurred through December 31, 2008. The reserves for unpaid losses and LAE were based on the best data available to the Company; however, because of the lack of historical experience, those estimates are subject to a significant degree of inherent variability. Although management believes that the estimate of the liability for loss and LAE expenses at December 31, 2008, is reasonable in the circumstances, it is possible that the Company's actual incurred losses and LAE will not conform to the assumptions inherent in the determination of the reserves; accordingly, the ultimate settlement of losses and the related LAE may vary significantly from the estimates included in the Company's consolidated financial statements. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying values of its long-lived and identifiable intangibles assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell.

INCOME TAXES

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes.” SFAS 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. Measurement of the deferred tax items are based on enacted laws at the time of preparation of the financial statements. To the extent a deferred tax asset is recognized, a valuation allowance is established when it is more likely than not that some or the entire deferred tax asset will not be realized.

In 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) SFAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

In accordance with FASB Staff Position FIN 48-3, management has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. The Company will continue to follow SFAS 5, “Accounting for Contingencies”, until it adopts FIN 48.

REINSURANCE

The Company accounts for reinsurance in accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". SFAS No. 113 establishes conditions required for a contract to be accounted for as reinsurance and prescribes accounting and reporting standards for reinsurance contracts. Additionally, it requires reinsurance recoverables (including amounts related to losses incurred but not reported) and prepaid reinsurance premiums to be reported as assets. Estimated reinsurance recoverables are to be recognized in a manner consistent with the liabilities relating to the underlying reinsured contracts. Reinsurance premiums, profit share distributions and commissions are recorded based on management's best estimate of the ultimate amounts to be incurred.

INVESTMENTS

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires that certain debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized costs on the consolidated balance sheets. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities and reported at fair value. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with the unrealized gains and losses, net of deferred taxes, reported as a separate component of equity.

The Company has classified all its investments as available-for-sale.

Premiums and discounts paid are amortized or accreted over the life of the related investment security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Realized investment gains and losses are reported in income using the specific identification method. When impairment of the value of an investment security is considered other than temporary, the decrease in value is reported in the statement of operations as a realized investment loss, and a new cost basis is established.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful life of three to five years. Maintenance and repairs are charged to expense when incurred. Significant renewals and betterments are capitalized. When assets are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in other income (expense) in the consolidated statements of operations.

STOCK-BASED COMPENSATION

Prior to January 1, 2006, the Company accounted for warrants granted using the methods prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, the Company, as a non-public company, is permitted to omit expected volatility in determining a value for its warrants which results in measurement at *MINIMUM VALUE.* The Company computed the minimum value using an option-pricing model and an expected volatility of effectively zero as allowed by SFAS No. 123.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires the Company to recognize in its financial statements the cost of consultant services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. To measure the fair value of stock options granted to consultants, the Company uses the Black-Scholes option-pricing model.

The Black-Scholes model incorporates various assumptions, including expected volatility, expected life, and risk-free rates of return. The expected volatility assumptions we used are based on the volatilities of comparable companies.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 became effective for fiscal years beginning after November 15, 2007. Although the adoption of SFAS No. 157 has not materially impacted its financial position and results of operations, the Company is now required to provide additional disclosures as part of its financial statements. SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exits, therefore requiring an entity to develop its own assumptions.

In December 2007, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt the Statement on its effective date. The adoption is not expected to have a significant effect on our financial position, results of operations or cash flows.

Advocate, MD Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (dollars in thousands)

In December 2007, the FASB issued Statement of Financial Accounting Standards, or SFAS No. 141 (Revised December 2007) "Business Combinations" (SFAS 141R). SFAS 141R replaces FASB Statement No. 141, "Business Combinations" but retains the fundamental requirement in SFAS 141 that the acquisition method (referred to as the purchase method in SFAS 141) of accounting be used for all business combinations. SFAS 141R provides new or additional guidance with respect to business combinations including: defining the acquirer in a transaction, the valuation of assets and liabilities when noncontrolling interests exist, the treatment of contingent consideration, the treatment of costs incurred to effect the acquisition, the treatment of reorganization costs, and the valuation of assets and liabilities when the purchase price is below the net fair value of assets acquired. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company adopted the Statement on its effective date.

3. INVESTMENTS

BONDS

The amortized cost and fair value of the investments in bonds are summarized as follows:

December 31, 2008		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Governmental	$	3,584	80	—	3,664
Public utilities		2,334	43	39	2,338
Corporate bonds		24,185	113	757	23,541
Mortgage-backed/asset-backed securities		31,739	486	57	32,168
	$	61,842	722	853	61,711

A summary, by contractual maturity, of the amortized cost and fair value of the Company's investments in bonds at December 31, 2008, is as follows:

		Amortized Cost	Fair Value
Due in one year or less	$	4,455	4,428
Due after one year through five years		21,781	21,189
Due after five years through ten years		3,312	3,353
Due after ten years		555	573
Mortgage/asset-backed securities		31,739	32,168
	$	61,842	61,711

Notes to the Consolidated Financial Statements (dollars in thousands)

Actual maturities may differ from the contractual maturities in the foregoing table because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

All bonds in an unrealized loss position for which other-than-temporary declines in value have not been recorded as of December 31, 2008 are summarized as follows:

December 31, 2008		Aggregate Amortized Cost	Aggregate Fair Value	Aggregate Unrealized Loss
Continuous unrealized loss position for:				
Less than 12 months	$	**18,928**	**18,392**	**536**
Greater than 12 months		**5,049**	**4,732**	**317**
	$	**23,977**	**23,124**	**853**

In addition, the Company invests in mortgage-backed/asset-backed securities. The purpose of investing in these securities is to diversify the Company's portfolio without reducing the safety of invested principal, to provide additional liquidity and to provide additional interest income. These securities provide cash flows based on principal and interest payments from underlying loans. Therefore, their actual yields and market values are sensitive to prepayments by the borrower which may result from a change in interest rates. The Company is subject to market risk on these securities.

Proceeds from the sale of bonds were $17,186 during 2008. Realized losses in 2008 totaled $30. Proceeds from stocks sold totaled $0 for calendar year 2008. Proceeds from the return of principal on long-term investment pools were $4,433 during 2008.

At December 31, 2008, certificates of deposit with an admitted asset value of $118 were on deposit with governmental jurisdictions for regulatory requirements.

STOCKS

The cost and fair value of investments in unaffiliated common stocks are summarized as follows:

December 31, 2008		Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Common stocks	$	**1,458**	**6**	**424**	**1,040**

Advocate, MD Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (dollars in thousands)

All stocks in an unrealized loss position for which other-than-temporary declines in value have not been recorded as of December 31, 2008 are summarized as follows:

December 31, 2008		Aggregate Cost	Aggregate Fair Value	Aggregate Unrealized Loss
Continuous unrealized loss position for:				
Less than 12 months	$	873	603	270
Greater than 12 months		391	237	154
	$	1,264	840	424

NET INVESTMENT INCOME

Net investment income earned for the year December 31, 2008 was comprised of the following:

Interest on bonds	$	2,689
Interest on cash and cash equivalents		218
Dividends and stocks		20
Interest on other invested assets		38
		2,965
Investment expenses		77
	$	2,888

The Company does not have any permanent impairment of investments as of December 31, 2008. The before tax affected market value decline of $417 on common stock investments at December 31, 2008 is considered a temporary market value decline. The market value decline of $132 on fixed investments has not been recorded as a permanent impairment at December 31, 2008 because it is considered a temporary market value decline. As of the date of this report and subsequent to December 31, 2008, the market value of the fixed income portfolio exceeded the cost of the fixed investments at December 31, 2008.

Notes to the Consolidated Financial Statements (dollars in thousands)

4. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in reserves for losses and loss adjustment expenses is summarized as follows:

		2008
Reserve for unpaid losses and LAE, January 1	$	18,946
Less: reinsurance recoverables		2,490
Net reserve for unpaid losses and LAE, January 1		16,456
Reserves acquired through MMAP		10,193
MMAP reinsurance commutation		3,579
Total incurred related to MMAP assumption reinsurance		13,772
Incurred related to:		
Current year		13,058
Prior years		(7,132)
Total incurred		5,926
Paid related to:		
Current year		1,761
Prior years		6,262
Total paid		8,023
Net reserve for unpaid losses and LAE, December 31		28,132
Plus: reinsurance recoverables		4,410
Reserve for unpaid losses and LAE, December 31	$	32,542

Total unpaid losses and loss adjustment expenses increased $13,596 from December 31, 2007 to December 31, 2008. This increase was due to an additional year expense of $13,058, the MMAP acquisition of $10,193 and the MMAP Reinsurance Commutation of $3,579 as reduced by the release of redundant reserves of $7,132 including acquired MMAP reserves and the payment of $8,023 in claims in calendar year 2008.

5. CAPITAL AND SURPLUS

Pursuant to requirements of the Texas Insurance Code, the Insurance Company is required to maintain a minimum of $2.0 million in capital and surplus. Further, property/casualty insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a property/casualty insurance company is to be determined, based on the various risks factors related to it. At December 31, 2008, the Insurance Company met the minimum RBC requirements and had approximately $28.5 million of statutory surplus.

Notes to the Consolidated Financial Statements (dollars in thousands)

The maximum amount of dividends which can be paid in any twelve-month period by insurers domiciled in the state of Texas without the prior approval of the Insurance Commissioner is the greater of 10% of prior year's unassigned surplus or prior year's net income but only if the prior year's unassigned surplus is positive. Under current regulations, the maximum amount of dividends which may be declared and paid in 2008 to the Company by the Insurance Company, without prior approval of the Commissioner of the Texas Department of Insurance, is approximately $10.1 million. However, as part of the approval process for the acquisition of MMAP, the Company has agreed to seek approval for all dividends through May 31, 2011.

6. FEDERAL INCOME TAXES

The Company, the Agency and the Insurance Company file a consolidated federal income tax return. Under a written tax sharing agreement, income tax expense is allocated to the members of the group in accordance with the Treasury Regulation Section 1.1552-1(a)(2).

The components of the net deferred tax assets are as follows:

Deferred tax assets (liabilities):		
Loss and loss adjustment expense reserves	$	**683**
Unearned premiums		**917**
Policy acquisition costs		**(1,204)**
Unrealized loss (gain) on investments		**187**
Other		**76**
Deferred tax asset net of liabilities		**659**
Valuation allowance		**—**
Net deferred taxes	$	**659**

The Company also has no alternative minimum tax or net operating loss carry forwards at December 31, 2008. The Company has a capital loss carry over of approximately $10 that expires in 2022.

Taxable income differs from income from operations before taxes, principally due to differences in deferred policy acquisition costs, loss reserves, unearned premium reserves, and unrealized gains and losses on investments.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become taxable.

A reconciliation of the expected tax rate to the actual effective tax rate is as follows:

Notes to the Consolidated Financial Statements (dollars in thousands)

Year ended December 31, 2008		Amount	Tax @ 34%
Net income before federal income taxes	$	**15,766**	**5,360**
Policy acquisition costs		**(764)**	**(260)**
Book over tax reserves		**947**	**322**
Unearned premiums		**469**	**159**
Organizational costs		**(33)**	**(11)**
Other (including permanent differences)		**(613)**	**(208)**
Taxable income	$	**15,771**	**5,362**

7. CONCENTRATION OF CREDIT RISKS

The Company maintains its cash and cash equivalents in financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250 per entity per financial institution. At December 31, 2008, the Company had $26 in one financial institution over the FDIC limit. In addition, the Company has balances from time to time in that financial institution and others that exceed the $250 FDIC limit. The Company believes the risk of incurring material losses related to these credit risks is remote.

As of December 31, 2008, the Insurance Company's policies are solely written in Texas and Mississippi. For the period ended December 31, 2008, approximately 47% of the written premiums were produced by one agency network.

As of December 31, 2008, the Company had 3 member groups with outstanding premium receivable balances that exceeded 10% of the Company's outstanding premium receivable balance.

8. REINSURANCE

The Company has a certain percentage of premiums ceded to other insurance companies. The Company's ceding reinsurance arrangements allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. The ceded reinsurance arrangements are effected through excess of loss contracts.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policy holders for the portion reinsured to the extent that any reinsurer does not meet the obligations assumed under the reinsurance agreements. To minimize its exposure to significant losses from reinsurer insolvencies, the Company periodically evaluates the financial condition of its reinsurers.

Amounts recoverable for reinsurance on paid and unpaid losses are subject to periodic or maximum limits.

On June 1, 2004, the Insurance Company signed a reinsurance agreement with several reinsurers. Subsequently, management determined that the agreement did not sufficiently transfer underwriting risk and timing risk. Therefore, this reinsurance agreement was accounted for using the deposit method of accounting.

Notes to the Consolidated Financial Statements (dollars in thousands)

The Company recorded a deposit of approximately $569 at December 31, 2004. This represented the total amount paid to the reinsurers through December 31, 2004. However, based on the terms of the subsequent commutation mentioned below, management determined that the carrying value of the deposit was impaired. The Company accordingly wrote-off the carrying value of the deposit for the year ended December 31, 2004.

Effective March 31, 2005, the Company commuted all of its existing reinsurance agreements. Per the terms of the commutation agreement, the Company received $1,055 from the reinsurers. Commuted balances were written off through the accounts in which they were originally recorded. Therefore, at December 31, 2008, the Company has no reinsurance on claims reported with original report dates prior to April 1, 2005. At December 31, 2008, there were no open claims for this period.

The Company's new reinsurance agreement effective April 1, 2005 reinsures all claims in excess of $200 up to policy limits of $1,000. The agreement also provides for clash coverage and extra contractual risks. Premiums are calculated on a percentage of premiums written based on the limits as adjusted for experience. The maximum recoverable under the agreement is 150% of the reinsured premiums. Ceded amounts under this agreement, as amended, in calendar year 2008 are as follows:

Ceded premiums	$	2,555
Ceded losses		1,000
Ceded commissions		580
Ceded loss adjustment expenses		28
Ceded unearned premium reserve		1,069
Ceded indemnity losses payable		3,178
Ceded loss adjustment expenses		715
Reinsurance recoverable on paid losses		—
Profit sharing amounts recoverable		459
Prepaid reinsurance		195
Reinsurance payable		2,041

In April 2006, this agreement was renewed with ceded amounts in excess of $300 and the elimination of experience rating. The maximum recoverable is 350% of ceded premium. The clash cover and extra contractual obligations (ECO) are limited to a maximum of $4,000, excess of $600 per claim. The Company also receives a ceding commission of 20% of the ceded premiums and 25% of profits earned by the reinsurers. This agreement was extended to October 1, 2007. When the reinsurance contract was extended, the retained limits were reduced to $200 and the ceding commission rate was increased to 21.75%. The reinsurance agreement was renewed effective October 1, 2007 for three years. The new agreement was excess of $200 and did not include coverage for clash and ECO. The ceding commission rate for the new agreement continued at 21.75% as well as the 25% of profits provision. The maximum recoverable amount increased to 450% of ceded premium over the 3 year period.

Notes to the Consolidated Financial Statements (dollars in thousands)

All of the Insurance Company's non-commuted reinsurance contracts contain profit-sharing provisions. The Insurance Company recorded for the year ended December 31, 2008, $200 of anticipated profit sharing distributions on the reinsurance contract in force from April 1, 2005 to October 1, 2008. The $200 amount has been calculated based on the formula in the reinsurance agreement; confirmed by the reinsurers and are expected to be collected in 2009 for the 2006 agreement and 2010 for the 2007 agreement. No provision for a profit sharing distribution has been estimated or recorded for the reinsurance agreement in force from October 1, 2008 to October 1, 2010 as of December 31, 2008.

Advocate, MD's reinsurance contract for the period April 1, 2006 to April 1, 2007 had a minimum and deposit premium provision. As of December 31, 2006, Advocate, MD had $371 of ceded premiums paid over the minimum premium recorded. It was expected that either this excess of the minimum ceded premium over the actual ceded premium would be recovered in the first quarter of 2007 before the reinsurance agreement expired or the reinsurance agreement would be extended 6 months to compensate for the excess ceded premiums. As a result, no impairment was recorded in the statutory financial statements for the year ended December 31, 2006. In April, 2007, the reinsurance agreement was partially extended until October 2007 and partially commuted. At the end of the extension, there was no impairment under this reinsurance agreement. A small commutation cost of approximately $50 was incurred at March 31, 2007 which has been included in ceded premiums for the year ended December 31, 2007.

The Company commuted the reinsurance agreement in place for the MMAP acquired business effective July 1, 2008. The Company received a return premium of $5,226 as part of this commutation.

The Company had no reinsurance recoverables which exceed 3% of the Company's surplus at December 31, 2008.

Ceded premiums are charged to operations as a reduction to premiums written. The effect of reinsurance on premiums written and earned in 2008 was as follows:

	Written	Earned
Direct	$ 25,441	25,249
Ceded	2,545	2,741
Net premiums	$ 22,896	22,508

9. MANAGING GENERAL AGENTS / THIRD-PARTY ADMINISTRATORS

The aggregate amount of direct premiums written through managing general agents (MGAs) or third-party administrators (TPAs) for the years ended December 31, 2008 was $1,955. The Company uses a TPA to write and administer professional liability insurance to physicians in Mississippi. The terms of the MGA contract gives the MGA authority for underwriting only. The MGA is not responsible for binding coverage (B), premium collection (P), claims adjustment (CA) and claims payment (C). The following list discloses those MGAs which produce direct premiums written greater than 5% of surplus at December 31, 2008.

Notes to the Consolidated Financial Statements (dollars in thousands)

Names and Addresses	FEI Number	Exclusive Contract	Type of Business Written	Type of Authority Granted	Direct Premium Written
Marsh USA, Inc. 601 Poydras St., Ste. 1850 New Orleans, LA 70130-6031	36-1436000	No	Professional Liability	U	$ 1,955

10. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

December 31,		**2008**
Computer equipment	**$**	**148**
Computer software		**1,015**
Furniture and fixtures		**123**
Leasehold improvements		**301**
		1,587
Less: accumulated depreciation		**(772)**
	$	**815**

Depreciation expense for the years ended December 31, 2008 was $343.

11. NOTES PAYABLE

In June 2006, the Company entered into a $5,000 senior secured note payable with Frost Bank. The secured note payable bears interest at LIBOR plus 2%, which is paid monthly. Principal installments begin in August 2009 and are amortized over five years. Frost Bank holds the stock of the insurance company and $8,750 of surplus debentures as collateral. The secured note payable has certain restrictions and covenants all of which were met as of December 31, 2008. In February 2008 the secured note payable was increased to $9,000. Also, the surplus debenture collateral was revised to $7,500 from $8,750 due to the repayment of $1,250 in surplus debentures by the insurance company and the repayments were extended to begin in February 2010.

The Company entered into a $1,250 bridge note effective December 28, 2004. This note carried interest at 6% per annum and matured on September 28, 2005. Included with this loan was a grant of 312,500 warrants with the right to purchase the Company's common stock at $1.30 per share. This note allowed for certain preferential rights in the event of default. In 2005, this note was paid in full with interest. The warrants remain outstanding at December 31, 2008.

In accordance with a severance agreement with a former founder, Advocate, MD purchased all of his outstanding stock totaling 1,200,000 shares for $600 through a note payable bearing interest at 2.37%. Subsequent to December 31, 2004, this agreement was amended to increase the total note payable due from $600 to $823 for additional treasury stock. As amended, installments plus interest were due of $323 on July 15, 2005, $150 on August 31, 2005 and $350 on September 30, 2005. All of these payments were made on time and the note plus interest has been fully paid.

Notes to the Consolidated Financial Statements (dollars in thousands)

12. STOCKHOLDERS' EQUITY

COMMON STOCK

The Company has authorized 100,000,000 shares of common stock with a par value of $0.005 per share. At December 31, 2008, there were 4,120,833 shares of common stock issued and outstanding.

During the period from July 17, 2003 (date of inception) to December 31, 2004, the Company issued 4,000,000 shares of common stock to the Company's founders in exchange for cash of $20.

During the period from July 17, 2003 (date of inception) to December 31, 2004, the Company issued 628,000 shares of common stock to investors for cash of $314.

In December 2004, the Company issued 595,803 shares of stock to employees for $3 and 180,000 shares to two board members in exchange for a note receivable. The note receivable was paid in full in 2005. In December 2005, the Company issued 607,033 shares to employees for $2 and 714,197 shares to an officer for a note receivable. This note receivable was forgiven in 2006. In December 2006, the company issued 1,166,500 shares of stock to employees for $7. The Company issued 269,000 shares of stock to employees and directors for $34 in 2007 and in 2008, the Company issued 60,467 shares for $18 to employees and directors.

In 2004, the Company purchased 1,200,000 shares of its common shares from a founder in exchange for a $600 note payable (See Note 8). In 2005, the Company purchased 1,942,000 shares for $889 in cash and a note payable. In 2006, the Company purchased 658,700 shares for $299 in cash. In 2007, the Company purchased 89,900 shares for $83. In 2008, the Company purchased 199,000 shares for $222. During 2008 and 2007, 199,500 and 42,500 treasury shares were cancelled, respectively.

PREFERRED STOCK

The Company has 50,000,000 shares of preferred stock authorized for issuance in one or more series at a par value of $0.005 per share. The Company's Board of Directors designated 6,000,000 shares of preferred stock each as Series A and Series B preferred stock. At December 31, 2008, 3,884,999 shares of Series A preferred stock were outstanding. At December 31, 2008, there were 3,634,643 shares of Series B preferred stock outstanding.

During 2005, 37,500 shares of Series A preferred were purchased for $38 and 12,500 shares were cancelled. During 2006, 25,000 shares were cancelled. During 2007, 60,000 Series A preferred shares were purchased for $51 and cancelled. Also in 2007, 17,000 Series B preferred shares were purchased for $26 and cancelled. During 2008, 1,917,500 Series A preferred shares were purchased for $2,876 and cancelled. Also, in 2008, 1,348,326 Series B preferred shares were purchased for $2,022 and cancelled.

The holders of Series A and Series B preferred stock are entitled to receive dividends, at the rate and at the times, whether cumulative or non-cumulative, as may be provided by the Board of Directors. In addition, the holders of Series A and Series B preferred stock are entitled to the number of votes equal to the number of shares of common stock they are entitled to if the number of shares of Series A and Series B preferred stock could be converted, as defined, at the date all matters are submitted to a vote of the stockholders.

Advocate, MD Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (dollars in thousands)

Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Series A preferred stock are entitled to a liquidation preference of $1.00 per share and the Series B to $1.50 per share, plus accrued and unpaid dividends, if any. In addition, each share of Series A and Series B preferred stock is automatically convertible to shares of the Company's common stock at the Series A or Series B, as appropriate, Conversion Price, as defined, upon earlier to occur of (i) the effectiveness of a registration statement with a contemplated initial public offering of the Company's common stock, or (ii) the merger, share exchange or sale of substantially all the Company's assets for shares in another company.

During the period from July 17, 2003 (date of incorporation) to December 31, 2003, the Company issued 1,705,000 shares of Series A preferred stock for $1,705. During 2004, the Company issued 4,145,000 shares of Series A preferred stock for $4,145. During 2005, the Company issued 3,465,665 shares of Series B preferred stock for $5,199. During 2006, the Company issued 1,534,305 shares of Series B preferred stock for $2,301.

WARRANTS

On March 19, 2004, the Board of Directors of the Company authorized the issuance of 362,705 whole share purchase warrants in connection with the issuance of its Preferred Series A Stock. The warrants have an exercise price of $1.20 per share and expire after 10 years.

In addition, on December 28, 2004, the Board of Directors of the Company authorized the issuance of 312,500 whole share purchase warrants in connection with a $1,250 bridge note. The warrants have an exercise price of $1.30 per share and expire after 10 years.

The above warrants were determined to have zero value at the date of grant using the Black-Sholes valuation model. The following assumptions were used to determine the fair value of the warrants: an expected term of 5 years, risk-free rates ranging from 3.8% to 4.31%, volatility of zero, and a dividend yield of zero.

During the year ended December 31, 2007, the Company granted 17,166 whole share common stock purchase warrants to non-employee consultants. The warrants have an exercise price of $1.80 per share, expire after 5 years and are fully vested at the date of grant. The warrants were assigned a value of $0 as estimated using the Black-Scholes valuation model. The following assumptions were used to determine the fair value of the warrants: an expected term of 2.5 years, a risk-free rate of 5.1%, volatility of 26.4%, and a dividend yield of zero.

During the year ended December 31, 2008, the Company repurchased 11,400 of the outstanding warrants issued in connection with the Series A Preferred Stock and 5,833 of the outstanding warrants issued to non-employee consultants. The Company recognized $5 of expense related to the purchase of the warrants for the year ended December 31, 2008.

Warrants outstanding and exercisable at December 31, 2008 are as follows:

Description	Number of warrants	Price		Expire
Warrants issued with Series A Preferred Stock	351,305	$	1.20	2014
Warrants issued with Bridge Note	312,500	$	1.30	2014
Warrants issued for services rendered	11,333	$	1.80	2011
Total outstanding	675,138			

The Company reported $5 of expense related to the repurchase of the warrants during the year ended December 31, 2008. At December 31, 2008, all of the Company's outstanding warrants were vested, and there was no compensation costs yet to be recognized. At December 31, 2008, the intrinsic value of the Company's warrants is deemed to be immaterial as there is no trading market for its common stock.

As of December 31, 2008, there were 675,138 whole share purchase warrants outstanding and exercisable. The warrants have a weighted average remaining life of 5.53 years and a weighted average exercise price of $1.26 per whole warrant for one common share. The Company intends to issue new shares of common stock from its authorized, but unissued shares upon exercise of the warrant(s).

13.   FAIR VALUE OF FINANCIAL ASSETS

The Company measures the fair value of its financial assets in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157, which the Company adopted effective January 1, 2008, provides enhanced guidance for using fair value to measure assets and liabilities. This statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy consisting of three levels to indicate the type and quality of the fair value measurements which are described below:

Level 1 – Fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 – Fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

Level 3 – Fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data.

Advocate, MD Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (dollars in thousands)

The following table presents assets measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements at December 31, 2008 Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Fixed maturity securities – available for sale	$ —	61,711	—	61,711
Common stocks	$ 1,040	—	—	1,040
Total	$ 1,040	61,711	—	62,751

14.   COMMITMENTS AND CONTINGENCIES

The Company leased certain computer equipment and software under capital leases that expired August 2006 through February 2007. Terms of the lease provided for monthly payments of about $2, at an implicit rate of interest of 2% to 4.5% per annum (the incremental borrowing rate). These assets and liabilities under the capital lease were recorded at lease inception at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Obligations related to capital leases were included in other accrued liabilities on the consolidated balance sheets at December 31, 2005. During 2006, all of the lease obligations were paid in full.

The following is a schedule of the carrying value of future minimum payments under operating leases: (the Company has no capital leases outstanding)

Years Ending December 31,	Operating
2009	$ 170
2010	176
2011	192
2012	208
2013 and thereafter	104
	$ 850

OPERATING LEASES

The Company leased its corporate office facilities in Laguna Niguel, California under an operating lease, which expired in January 2004. In March 2004, the Company entered into a 36-month non-cancelable lease for a 1,540 square foot corporate office facility in Laguna Niguel, California, which commenced on June 1, 2004. Under the terms of the lease, the Company was required to pay initial monthly base rent of $3, plus common area, insurance and property tax expenses. This lease was terminated in July 2005.

Advocate, MD Financial Group Inc. and Subsidiaries

Notes to the Consolidated Financial Statements (dollars in thousands)

In addition, the Company leased an office facility in Austin, Texas, which commenced on June 1, 2004. Under the terms of the lease as amended, the Company was required to pay $6 in monthly base rent, plus common area, insurance and property tax expenses. This lease terminated in February 28, 2007. In November 2006, the Company entered into a new lease and moved its operations to a new corporate office. This lease is for 7,836 square feet for 80 months expiring in June 2013. This lease also has a renewal option at the end of the lease.

The Company leases copiers and printers under a 60 month operating lease with monthly rent payments of approximately $2. There are 30 months remaining on this lease at December 31, 2008.

Rent expense amounted to approximately $162 for the year ended December 31, 2008.

INDEMNITIES AND GUARANTEES

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of Nevada. In connection with its facility leases, the Company has indemnified its lessor for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying consolidated balance sheet. The Company has purchased insurance for a portion of these guarantees and indemnities in the unlikely event of a claim against the Company.

EMPLOYMENT AGREEMENTS

The Company has entered into an employment agreement with a key employee which expired in July 2008. This employment contract was renewed through 2011. The contract provides for minimum annual salaries, auto allowances and discretionary bonuses. In the event of termination of this employment agreement by the Company without cause, the Company would be required to pay continuing salary payments for specified periods in accordance with the employment contract.

EMPLOYEE STOCK POOL

The Board has approved an employee stock grant pool that is based on estimated fair value of 15% of the outstanding shares of common and preferred stock. At December 31, 2008, there were 3,325,000 shares available for distribution of which 3,325,000 have been granted. These shares vest equally over 60 months for employees and 36 months for board members. As of December 31, 2008, 987,000 shares have vested and 2,167,000 shares have not vested. From inception, the employees would have purchased the shares for $66 ($.005 par value). However, the Company has forgiven the purchase amounts and granted it as a bonus to employees. The forgiven amounts have been included as compensation expense in the statement of operations for the respective year.

Notes to the Consolidated Financial Statements (dollars in thousands)

CONTINGENCIES

Advocate, MD and several officers of Advocate, MD were named in a lawsuit by a broker on the Company's commuted reinsurance contract alleging among other things that Advocate, MD had not paid him the full commissions due. Advocate, MD also filed a counter suit against the broker alleging fraud and negligence regarding the placement of reinsurance that did not transfer risk. The case settled in 2007 for no payment of any amounts to the plaintiff or from the plaintiff to the Company.

Other lawsuits may arise against Advocate, MD and against Advocate, MD's policyholders in the normal course of business. Advocate, MD has case claim liabilities and incurred but not reported claim liabilities established that have been determined to be actuarially adequate in light of all possible claims known or anticipated at December 31, 2008. Contingent liabilities arising from these types of litigation and other matters are not considered material in relation to the financial position of Advocate, MD take as a whole.

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters in excess of the amounts provided will not have a material adverse effect on the financial position of the Company. These matters are subject to various uncertainties, and some of these matters may be resolved unfavorably to the Company.

GUARANTEE FUND ASSESSMENTS

Advocate, MD is subject to guaranty fund and other assessments by the states which it writes business. Guaranty fund assessments should be accrued either at the time of assessments or in the case of premium based assessments, at the time the premiums were written, or, in the case of loss based assessments, at the time the losses are incurred.

Advocate, MD has accrued a liability for guaranty fund and other assessments of approximately $0 and a related premium tax benefit asset of $52 at December 31, 2008. These amounts represent management's best estimate based on information received from the states in which Advocate, MD operates as its pro-rata share of the ultimate cost of current insolvencies as of December 31, 2008. One-tenth of the premium tax benefit amount is allowed as an offset against future premium taxes beginning in 2006.

15. EMPLOYEE BENEFITS AND RETIREMENT PLANS

DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contributions savings plan covering substantially all employees of the Company and the Insurance Company. The Company began making matching contributions of 50% of the employees' contribution up to 5% to the plan in September 2006. Matching payments to the plan made by the Company approximated $36 for the year ended December 31, 2008.

POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

The Company has no obligations to current or former employees for benefits after their employment ends or their retirement occurs other than for compensation related to earned vacation, sick time and holidays. All sick time and holiday pay expires at December 31 of each year. Only one week of vacation time can be carried over past December 31. The liability for earned but untaken vacation of approximately $57 has been accrued at December 31, 2008.

Notes to the Consolidated Financial Statements (dollars in thousands)

16. ACQUISITION OF MMAP

Effective May 31, 2008, the Company acquired for $6.5 million all of the assets of the Mississippi Medical Availability Plan (MMAP) from the State of Mississippi through an assumption reinsurance agreement. Under the terms of the agreement, the Company must maintain MMAP operations for a period of three years from the date of acquisition without any changes. This includes renewing the approximate 150 current insureds for at least the same premium rate as was charged in 2007 at their last renewal.

Assets, liabilities, surplus and the statement of operations acquired are as follows:

May 31, 2008		
Assets:		
Cash	**$**	**9**
Marketable securities and short-term investments		**19,782**
Accrued interest receivable		**161**
Receivables from reinsurers		**1,648**
Other assets		**1,523**
Total assets	**$**	**23,123**
Liabilities and surplus:		
Losses and loss adjustment expenses		**10,193**
Unearned premium reserve		**1,796**
Other payables		**1,667**
Surplus		**9,467**
Total liabilities and surplus	**$**	**23,123**

The MMAP purchase resulted in an acquisition where there was a realized gain of $2,967, which was fully realized as of May 31, 2008. Thus, this amount is included in miscellaneous income in the statement of operations.

17. SUBSEQUENT EVENTS

ACQUISITION OF THE COMPANY

On November 13, 2009, First Professionals Insurance Company, Inc., which is wholly-owned by FPIC Insurance Group, Inc. ("FPIC"), purchased all of the outstanding stock of Advocate, MD under the terms of a stock purchase agreement. The total consideration for Advocate, MD was comprised of $33.6 million in cash at closing and up to $12.0 million in additional consideration contingent upon the performance of Advocate, MD during the two-year period following closing. In connection with the transaction, FPIC also retired all of Advocate, MD's outstanding bank debt, totaling $9.0 million.

EXHIBIT 99.3

FPIC INSURANCE GROUP, INC. AND ADVOCATE, MD FINANCIAL GROUP INC.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statement of financial position combines the historical consolidated statements of financial position of FPIC Insurance Group, Inc "("FPIC") as of September 30, 2009 and gives effect to the acquisition (the "Acquisition") of all of the outstanding capital stock of Advocate, MD Financial Group Inc. ("Advocate, MD") described in Item 2.01 of the Current Report on Form 8-K/A, as if it had been completed on September 30, 2009. The unaudited pro forma condensed combined statements of income combine the historical consolidated statements of income of FPIC and Advocate, MD, giving effect to the acquisition as if it had been completed on January 1, 2008. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are:

1. Directly attributable to the acquisition,

2. Factually supportable, and

3. With respect to the statements of income, expected to have a continuing impact on results. You should read this information in conjunction with the:

   - accompanying notes to the unaudited pro forma condensed combined financial information;

   - separate unaudited historical consolidated financial statements of FPIC as of and for the three and nine months ended September 30, 2009 and the related notes included in FPIC's quarterly report on Form 10-Q for the three and nine months ended September 30, 2009;

   - separate audited historical financial statements of FPIC as of and for the year ended December 31, 2008 and the related notes included in FPIC's annual report on Form 10-K for the year ended December 31, 2008;

   - separate unaudited historical financial statements of Advocate, MD as of and for the nine months ended September 30, 2009 and the related notes included herein; and

   - separate audited historical financial statements of Advocate, MD as of and for the year ended December 31, 2008 and the related notes included herein.

The unaudited pro forma condensed combined financial information is provided for informational purposes only. The pro forma information is not necessarily indicative of what FPIC's financial position or results of operations actually would have been had the acquisition been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. There were no material transactions between FPIC and Advocate, MD during the periods presented in the unaudited pro forma condensed combined financial statements.

These pro forma financial statements and adjustments are based on preliminary estimates and assumptions made by management and have been made solely for purposes of developing these pro forma financial statements for illustrative purposes to aid in the analysis of the impact of the acquisition to FPIC. The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result from the acquisition or the costs to integrate the operations of FPIC and Advocate, MD or any non-recurring charges that may result from the acquisition. The unaudited pro forma condensed combined financial statements also do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the acquisition.

FPIC INSURANCE GROUP, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

(in thousands)	As of September 30, 2009					
		FPIC	Advocate, MD	Advocate, MD Pro forma Adjustments		Pro forma
Assets						
Investments:						
Fixed income securities, available-for-sale	$	617,071	71,260	—		688,331
Equity securities, available-for-sale		11,647	1,497	—		13,144
Other invested assets		8,879	—	—		8,879
Total investments		637,597	72,757	—		710,354
Cash and cash equivalents		80,933	5,957	(44,600)	(A),(B)	42,290
Premiums receivable		56,114	4,219	—		60,333
Accrued investment income		6,760	542	—		7,302
Reinsurance recoverable on paid losses		6,403	—	—		6,403
Due from reinsurers on unpaid losses and advance premiums		131,571	5,110	—		136,681
Ceded unearned premiums		10,717	1,626	—		12,343
Deferred policy acquisition costs		9,447	4,430	(2,787)	(A)	11,090
Deferred income taxes		27,346	—	(872)	(A)	26,474
Goodwill		10,833	—	11,818	(A)	22,651
Intangible Assets		—	—	7,279	(A)	7,279
Other assets		7,108	1,923	—		9,031
Total assets	$	984,829	96,564	(29,162)		1,052,231
Liabilities and Shareholders' Equity						
Policy liabilities and accruals:						
Losses and loss adjustment expenses	$	533,407	39,458	—		572,865
Unearned premiums		98,652	14,983	—		113,635
Reinsurance payable		2,196	1,801	—		3,997
Paid in advance and unprocessed premiums		4,545	946	—		5,491
Total policy liabilities and accruals		638,800	57,188	—		695,988
Long-term debt		46,083	9,000	(9,000)	(B)	46,083
Other liabilities		23,845	3,206	7,008	(A)	34,059
Total liabilities		708,728	69,394	(1,992)		776,130
Commitments and contingencies						
Shareholders' equity						
Preferred stock		—	37	(37)	(C)	—
Common stock		682	22	(22)	(C)	682
Additional paid-in capital		—	8,206	(8,206)	(C)	—
Retained earnings		265,598	17,845	(17,845)	(C)	265,598
Accumulated other comprehensive income, net		9,821	1,060	(1,060)	(C)	9,821
Total shareholders' equity		276,101	27,170	(27,170)		276,101
Total liabilities and shareholders' equity	$	984,829	96,564	(29,162)		1,052,231

See the accompanying notes to the unaudited pro forma condensed combined financial information.

FPIC Insurance Group, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

(in thousands, except earnings per common share)

		FPIC	Advocate, MD	Advocate, MD Pro forma Adjustments		Pro forma
Revenues						
Net premiums earned	$	115,548	18,069	—		133,617
Net investment income		21,043	2,941	(84)	(F)	23,900
Net realized investment gains		1,339	—	—		1,339
Other income		373	6	—		379
Total revenues		138,303	21,016	(84)		159,235
Expenses						
Net losses and loss adjustment expenses		68,315	12,808	—		81,123
Other underwriting expenses		29,441	6,231	378	(D)	36,050
Interest expense on debt		2,709	163	(163)	(E)	2,709
Other expenses		—	—	310	(D)	310
Total expenses		100,465	19,202	525		120,192
Income (loss) from continuing operations before income taxes		37,838	1,814	(609)		39,043
Less: Income tax expense (benefit)		11,792	907	(213)	(G)	12,486
Income (loss) from continuing operations	$	26,046	907	(396)		26,557
Basic earnings per common share:						
Income from continuing operations	$	3.54				3.62
Basic weighted-average common shares outstanding		7,346				7,346
Diluted earnings per common share:						
Income from continuing operations	$	3.48				3.54
Diluted weighted-average common shares outstanding		7,494				7,494

For the Nine Months Ended September 30, 2009

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Form 8-K: 44

FPIC Insurance Group, Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

(in thousands, except earnings per common share)	For the Year Ended December 31, 2008				
	FPIC	Advocate, MD	Advocate, MD Pro forma Adjustments		Pro forma
Revenues					
Net premiums earned	$ 172,830	22,508	—		195,338
Net investment income	30,295	2,888	(905)	(F)	32,278
Net realized investment losses	(13,552)	—	—		(13,552)
Other income	432	2,967	—		3,399
Total revenues	190,005	28,363	(905)		217,463
Expenses					
Net losses and loss adjustment expenses	99,721	5,926	—		105,647
Other underwriting expenses	37,992	6,229	504	(D)	44,725
Interest expense on debt	3,827	419	(419)	(E)	3,827
Other expenses	412	23	413	(D)	848
Total expenses	141,952	12,597	498		155,047
Income (loss) before income taxes	48,053	15,766	(1,403)		62,416
Less: Income tax expense (benefit)	15,953	5,111	(491)	(G)	20,573
Net income (loss)	$ 32,100	10,655	(912)		41,843
Basic earnings per common share:					
Net income	$ 3.83				5.00
Basic weighted-average common shares outstanding	8,374				8,374
Diluted earnings per common share:					
Net income	$ 3.72				4.84
Diluted weighted-average common shares outstanding	8,637				8,637

See the accompanying notes to the unaudited pro forma condensed combined financial information.

FPIC Insurance Group, Inc.
Notes to the Unaudited Pro Forma Condensed Combined Financial Information

A. Purchase price allocation

The purchase price of Advocate, MD for purposes of preparing these unaudited pro forma condensed combined financial statements is $42.6 million, as described below. Our subsidiary, First Professionals Insurance Company, Inc. acquired all of the outstanding capital stock of Advocate, MD. The allocation of the purchase price is based upon preliminary estimates of the assets and liabilities acquired and estimated contingent consideration expected to be paid in accordance with accounting guidance on business combinations issued by the Financial Accounting Standards Board. The acquisition date fair value includes the estimated fair value of acquisition-related contingent consideration totaling $7.0 million.

In accordance with SFAS No. 141(R), a liability was recognized for the estimated fair value of acquisition-related contingent consideration totaling $7.0 million using a probability-weighted discounted cash flow model assuming the achievement of certain targets. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, such as changes in our estimate of the targets, will be recognized in earnings in the period the estimated fair value change. The fair value estimate is based on the probability weighted targets to be achieved over the earn-out period. A change in fair value of the acquisition-related contingent consideration could have a material effect on the statement of operations and financial position in the period of the change in estimate.

The total acquisition date fair value of consideration transferred is estimated as follows:

(in thousands)

Cash consideration paid at closing	$	33,600
Cash paid for non-compete agreement		2,000
Total cash paid		35,600
Estimated contingent consideration		7,008
Acquisition date fair value of consideration	$	42,608

The allocation of the consideration transferred is estimated as follows:

(in thousands)

Net assets acquired	$	24,383
Goodwill		11,818
Acquired intangible assets		7,279
Deferred income tax liability		(872)
	$	42,608

Form 8-K: 46

B. Repayment of Advocate senior notes

In connection with the transaction, FPIC also retired all of Advocate, MD's outstanding bank debt, totaling $9 million. This adjustment reflects the pay off of the senior note to Frost Bank.

C. Elimination of Advocate stockholders' equity

This adjustment reflects the elimination of the historical stockholders' equity of Advocate, MD.

D. Effect of the acquisition on amortization expense

This adjustment reflects the effects of the acquisition on amortization of intangible assets, which consist of state licenses, trade names, non-compete agreements and customer relationships.

(in thousands)		Projected Useful Life (years)	Amortization Expense	
	Intangible Asset		Nine Months Ended September 30, 2009	Year Ended December 31, 2008
State licenses	$ 250	Indefinite	$ —	—
Trade name - Advocate, MD	530	Indefinite	—	—
Non-competes	2,371	4.7	378	504
Customer relationships	4,128	10	310	413
	$ 7,279		$ 688	917

E. Effect of acquisition on interest expense

This adjustment reflects the elimination of interest expense for the nine months ended September 30, 2009 and the year ended December 31, 2008.

F. Effect of acquisition on investment income

This adjustment reflects the effects of the acquisition on FPIC's investment income resulting from the decline in cash and invested assets associated with consideration paid for the acquisition. The adjustments were calculated using FPIC's actual return on cash for the respective periods presented.

G. Effect of acquisition on income tax expense

This adjustment reflects the effects of the acquisition on the provision for income taxes as if taxes were calculated on a separate return basis using an assumed effective tax rate in each respective year.